UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 6, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SunPower Corporation

File No. 000-51593 - CF#33304

SunPower Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on May 16, 2006 and 10-Q/A filed on October 1, 2010, as amended and 10-Q filed on November 12, 2010 and 10-K filed on February 28, 2011.

Based on representations by SunPower Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.34	10-Q	May 16, 2006	through December 31, 2025
10.10	10-Q/A	October 1, 2010	through December 31, 2020
10.15	10-Q/A	October 1, 2010	through December 31, 2020
10.3	10-Q	November 12, 2010	through December 31, 2020
10.43	10-K	February 28, 2011	through December 31, 2020
10.46	10-K	February 28, 2011	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary